Kutak Rock LLP

The Omaha Building, 1650 Farnam Street, Omaha, NE 68102-2103

office 402.346.6000

Dale Dixon

402.346.6000

dale.dixon@kutakrock.com

July 29, 2025

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306
Attention: Ms. Hodan Siad

Re:	First National Master Note Trust First National Funding LLC Registration Statement on Form SF-3 Filed June 13, 2025 File Nos. 333-288012 and 333-288012-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Depositor”) and First National Master Note Trust (the “Issuing Entity”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), which is marked to show changes from the Registration Statement that was filed with the Commission on June 13, 2025.

Set forth below are our responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Anthony Cerasoli, dated July 10, 2025. The responses are numbered to correspond with the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Securities and Exchange Commission

July 29, 2025

Response: We confirm that the Depositor, the Issuing Entity and any issuing entities previously established, directly or indirectly by the Depositor or any affiliate of the Depositor, have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.	We note throughout your form of prospectus that you use conditional and/or future language to describe certain structural features, credit enhancement, or other features that may be or will be disclosed under certain circumstances, such as “if so specified in the prospectus” or that “the prospectus will” provide certain disclosure in the future. For example, your disclosures under the sections entitled “Description of the Notes – Pay-out Events,” “Description of the Notes – Servicing Compensation and Payment of Expenses.” “Credit Enhancement,” and “ERISA Considerations” use this language. We also note that recent prospectuses filed pursuant to Rule 424(b) include the same conditional and/or future language, but do not appear to provide deal specific disclosure related to these features. This language appears to suggest that your prospectus is a form of base prospectus where any accompanying prospectus supplement (or additional prospectus) with specific terms related to a series of notes will be included. Please revise as necessary to make clear that your registration statement includes a single form of prospectus. Refer to General Instruction IV of Form SF-3.

Response: In response to this comment, we have removed all conditional and/or future language describing structural features, credit enhancement or other features throughout the prospectus, including in the sections identified by the Staff.

3.	Relatedly, the registration statement should fully describe the assets, structural features, credit enhancement, or other features reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. See Section III.A.3.b. of the 2004 Regulation AB Adopting Release (Release No. 33-8518) (Dec. 22, 2004). Accordingly, such conditional and/or future language should be replaced throughout to include actual descriptions (bracketed if necessary) of any such features reasonably contemplated at present with respect to the notes to be offered through this prospectus, including the material terms of any derivatives and/or other contemplated credit enhancement. Refer, for example, to Items 1114 and 1115 of Regulation AB and the related instructions. To the extent any such features are not intended to be used, they should be removed.

Response: In response to this comment, we have removed all conditional and/or future language relating to the series and class of notes being offered by the prospectus. Where appropriate, we have also included cross-references to identify the sections of the prospectus where information specific to the notes being offered by the prospectus may be located. We have also removed all references to derivatives and/or credit enhancement which are not currently intended to be used.

Securities and Exchange Commission

July 29, 2025

4.	If the structure of any potential derivative agreement, credit enhancement, or other support is not known at this time, please confirm that you will provide the required disclosure about such derivative agreement or credit enhancement, and file as an exhibit the form of such derivative agreement or credit enhancement agreement, by post-effective amendment pursuant to Securities Act Rule 430D(d)(2).

Response: At this time, the Depositor and the Issuing Entity do not intend to use any derivatives, credit enhancement or support for any series or class of notes, except for subordination and a spread account for the benefit of the Class C notes of each series. The prospectus currently includes a description of these forms of credit enhancement under “Description of Series Provisions – Subordination” and “Description of Series Provisions – Spread Account; Required Spread Account Amount.” If the Depositor and the Issuing Entity propose to issue any series or class of notes that includes the use of derivatives or any other form of credit enhancement or support, the Depositor and the Issuing Entity confirm that they will file a post-effective amendment describing such features and filing as an exhibit the form of such derivative agreement or credit enhancement agreement.

Offered Notes, page 4

5.	Please identify the denominations in which the securities will be issued in the prospectus summary. Refer to Item 1103(a)(3)(iv) of Regulation AB.

Response: In response to this comment, the minimum denominations have been identified in the prospectus summary on page 4.

Structural Summary

Credit Enhancement, page 10

6.	We note your disclosure beginning on page 100 about various credit enhancements being considered. For example, your form of prospectus describes having a letter of credit; cash collateral guaranty, cash collateral account or excess collateral; derivative agreements; surety bond or insurance policy; and/or a reserve account. However, in your summary, you only disclose subordination and the spread account as forms of credit enhancement. Please revise your summary to include bracketed disclosure any credit enhancement or other support for the transaction that is being reasonably contemplated. Please refer to Item 1103(a)(3)(ix) of Regulation AB. Additionally, please file as exhibits to this registration statement forms of the transaction documents related to any derivatives or other credit enhancement reasonably contemplated at the time of effectiveness, as applicable.

Securities and Exchange Commission

July 29, 2025

Response: In response to this comment, we have removed the section of the prospectus entitled “Credit Enhancement” because the Depositor and the Issuing Entity do not currently intend to use any forms of credit enhancement, other than subordination and a spread account for the benefit of the Class C notes of each series. As noted by the Staff, the summary in the prospectus currently includes a description of subordination and the spread account under “Structural Summary – Credit Enhancement.” If the Depositor and the Issuing Entity propose to issue any series or class of notes that includes the use of any other form of credit enhancement, the Depositor and the Issuing Entity confirm that they will file a post-effective amendment describing such credit enhancement, including a summary of such credit enhancement, and filing as an exhibit the form of such derivative agreement or credit enhancement agreement.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ Dale Dixon
Dale Dixon